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June 19, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director

Re:	Response Submitted in the Matter of Husky Energy Inc.’s 40-F for Fiscal Year Ended December 31, 2008 (File No. 001-04307)

Ladies and Gentlemen:

On behalf of our client, Husky Energy Inc. (“Husky” or the “Company”) and in response to a comment letter dated June 11, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), the Company has asked us to submit to you its responses to the Comment Letter (the “Responses”) relating to its annual report on Form 40-F for the fiscal year ended December 31, 2008. Attached as Annex A hereto, please find the Responses.

Please note that a letter to the Commission from the Company attached as Annex B hereto contains the required “Tandy” waiver and the other undertakings requested in the Comment Letter.

U.S. Securities and Exchange Commission	2

The contact information of the responsible representative at the Company is Mr. James Girgulis, Vice President, Legal & Corporate Secretary, 707 8th Avenue S.W., P.O. Box 6525 Station D, Calgary, Alberta, Canada T2P 3G7. In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

If the Staff wishes to discuss this letter or the attached documents, please contact me at (212) 373-3078.

Very truly yours,
/s/ Andrew J. Foley
ANDREW J. FOLEY

cc:	John C. S. Lau

James Girgulis

ANNEX A

Company Responses

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Staff’s comments are as follows:

1.	Risk Factors, Husky’s ability to replace reserves

Risk factors should be as specific to you as possible and not be a risk that could apply to every company in an industry. In general, the ability to replace reserves is an issue that does apply to every company in the oil and gas exploration and production industry. Therefore, as it appears that you have not fully replaced your production with new reserves in each of the last two years, it would be appropriate to add this information to your risk factor. Please see Item 503(c) of Regulation S-K. Please revise your document accordingly.

Response to Comment 1

The Company respectfully submits that the requirements of Item 503(c) of Regulation S-K are not applicable to the Risk Factors included in the Company’s annual information form, included as part of its Annual Report on Form 40-F. See General Instructions B.(3) of Form 40-F. That said, the Company will consider the Staff’s comment when it prepares its risk factor disclosure for its annual information form and Form 40-F for its fiscal year ended December 31, 2009.

2.	Probable Oil and Gas Reserves

On pages four and five you specifically describe your choice to apply for an exemption from the requirements of NI 51-101 of the Canadian securities laws and replace the required oil and gas disclosure under NI 51-101 with those required under the U.S. Securities & Exchange Commission. This exemption was granted by the Canadian securities regulators. You have correctly stated in footnote 2 on page 31 that under the rules of the U.S. Securities & Exchange Commission companies are not allowed to disclose reserves other than proved oil and gas reserves. However, in spite of this rule you have disclosed probable oil and gas reserves in accordance with NI 51-101 which you specifically requested and were granted an exemption from compliance with. Therefore, since you are not reporting under NI 51-101 and are reporting under the rules of the SEC, please revise your document to remove all references to probable oil and gas reserves.

Response to Comment 2

The Company respectfully submits that the main effect of the exemption it has received from certain requirements of NI 51-101 (the “Exemption”) is to allow the Company to determine or calculate its oil and gas reserves in accordance with the rules of the Securities and Exchange Commission (“SEC”) in lieu of certain rules in NI 51-101 insofar as the SEC rules address the similar requirements under NI 51-101. The SEC rules only address the determination of proved oil and gas reserves. The rules in NI 51-101 relating to the determination of probable oil and gas reserves continue to apply to issuers that have received the Exemption.

Therefore NI 51-101 permits the Company to determine and calculate probable reserves in accordance with NI 51-101 in the Company’s annual information form and because the Company is required to include its annual information form in its Form 40-F, the Company respectfully submits that probable reserves disclosures is permitted by the SEC as part of the Company’s reserves disclosure.

3.	Management’s Discussion and Analysis, Reconciliation of Proved Reserves

You state that on December 29, 2008 the SEC approved revisions to modernize its oil and gas reporting requirements. You then provide investors with information on pricing and reserves for Year End 2008 as if the new rules were in effect. Early adoption of the new rules is not permitted. See Section IX of SEC Release 33-8995. Please revise your document to remove all projected 2008 results as if the new reserve reporting requirements had already been in effect at year end 2008.

Response to Comment 3

The Company respectfully submits that it did not in its Form 40-F "early adopt" the new SEC rules relating to oil and gas reserves disclosure. Rather, the Company disclosed its oil and gas reserves as it has in prior years and consistent with the requirements of Form 40-F and the Exemption, using SEC rules relating to its proved reserves disclosure and NI 51-101 rules relating to its probable reserves: see reserves disclosure in the Company's Annual Information Form and its Management Discussion and Analysis. In addition, as you note, the Company has supplementally provided information relating to its reserves based on the "average pricing" rules adopted by the SEC in its approved revisions to its oil and gas reporting requirements. As the Company did provide disclosure of its proved reserves in accordance with the current requirements, the Company does not consider the provision of additional supplemental disclosure as being "early adoption" of the new rules, and does not consider that Section IX of SEC Release 33-8995 (which is designed to protect against incomparable disclosures that might arise if certain registrants were to early adopt the new rules as the sole means of disclosing their oil and gas reserves) bars these supplemental disclosures.

ANNEX B

June 19, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director

Re:	Response Submitted in the Matter of Husky Energy Inc.’s 40-F for Fiscal Year Ended December 31, 2008 (File No. 001-04307)

Ladies and Gentlemen:

On behalf of Husky Energy Inc. (the “Company”), I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the year ended December 31, 2008 (the “Filing”);
2.

comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,